March 2, 2020

Via E-mail
Arthur F. McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut St., Suite 1800
Cincinnati, OH 45202

       Re:    Continental Materials Corporation
              Schedule 13E-3 filed by Bee Street Holdings LLC
              Filed February 18, 2020, as amended February 27, 2020 File No. 005-20723

              Schedule TO
              Filed February 18, 2020, as amended February 27, 2020 Filed by Bee Street Holdings LLC
              File No. 005-20723

Dear Mr. McMahon:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
Schedule TO

1. We note that James G. Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz
       are managers of Bee Street and directors of the company, in addition to James Gidwitz being the company's CEO. Please include each person named above as a filing person and provide all disclosure required for each as a filing person added as a result of this comment. In addition, provide us your analysis as to whether Nancy Gidwitz should be added as a filing person to the Schedule 13E-3. Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule
       13E-3.
 Arthur F. McMahon, III, Esq.
Taft Stettinius & Hollister LLP
March 2, 2020
Page 2

2. On a related note, provide us your detailed legal analysis as to whether each person named in comment 1 above should be a bidder in the tender offer. For guidance, on the tender offer aspects, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section
       II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects
       Outline" (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

3. Given that you re-filed the offer as a third-party tender offer, please include disclosure responsive to Rule 14d-11.

Offer to Purchase

Summary Term Sheet, page 5

4. Please refer to the penultimate question and answer on page 7. Please revise the answer to clarify that the availability of withdrawal rights under the provisions of Section 14(d)(5)
       of the Exchange Act does not depend on the expiration date of the offer, as it appears you suggest.

Special Factors

Background of the Offer, page 14

5. We note that the members of the Gidwitz family appear to have held a substantial amount of the company's shares of common stock for several years and that on or about February
       12, 2020 these persons considered the current transaction. Please provide us with a detailed history of the filing of beneficial ownership reports by each family member who forms part of Bee Street Holdings. In this respect, we note the Schedule 13D filed by Bee
       Street Holdings and its members on February 14, 2020 and two filings made by James G.
       Gidwitz and two entities in 1996 and 1997 but are unable to find any reports filed during the intervening years. We also note that the company's most recent proxy statement includes disclosure of the Gidwitz family's holdings and which shows that certain individual members of the family had beneficial ownership of more than 5% of the company's shares.

6. We note that it appears that both Taft and Duff & Phelps were providing advice to the company prior to 2020 and that these firms then became advisors to Bee Street. Please revise your disclosure to describe how the company, Bee Street and the advisors addressed the apparent conflict of interest arising out of these relationships.
 Arthur F. McMahon, III, Esq.
Taft Stettinius & Hollister LLP
March 2, 2020
Page 3

Purpose of and Reasons for the Offer, page 15

7. Please quantify the cost reductions referenced in the third bullet point of page 15.

The Position of Bee Street Regarding the Fairness of the Offer and Merger, page
17

8. We note your reference in the first paragraph of a fairness determination with respect to security holders who do not tender but we are unable to find disclosure addressing those security holders. Please advise or revise.

9. We note that Bee Street considered the analyses conducted by Duff & Phelps for Bee
       Street. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act
       Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that Bee Street adopted Duff & Phelps's analyses as its own.

10. Please tell us whether you have disclosed the updated estimates from CMC management referenced in the fourth bullet point on page 17. If so, please consider including a cross-
       reference to where the estimates appear.

11. Please revise the seventh bullet point on page 17 to disclose your basis for the stated
       belief.

12. Please tell us, with a view toward revised disclosure, whether Bee Street considered the fairness of the going private transaction as it relates to the company's net book value. See
       Instruction 2(iii) to Item 1014 of Regulation M-A.

Materials Provided by Financial Advisor to Bee Street, page 19

13. Please tell us, with a view toward revised disclosure, the financial information referenced in the second and third bullet point on page 20 is publicly available. If not, please disclose
       it. Also, describe the "various other internal documents" referenced in the fifth bullet point on page 20.

14.    Please provide the disclosure required by Item 1015(b)(4) of Regulation
M-A.

Financial Results and Projections, page 27

15. We note that the estimated and projected financial information is "highly summarized."
       Please disclose the projections in full.
 Arthur F. McMahon, III, Esq.
Taft Stettinius & Hollister LLP
March 2, 2020
Page 4

Certain Effects of the Offer and Merger, page 31

16. Please disclose the information required by Instruction 3 to Item 1013 of Regulation M-
       A.

The Offer

Conditions to the Offer, page 46

17. We note that the offer is not currently financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidder will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at
       footnote 70) and 24296 (April 3, 1987).

18. We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right..." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

19. With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).
       Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Arthur F. McMahon, III, Esq.
Taft Stettinius & Hollister LLP
March 2, 2020
Page 5

       Please direct any questions to me at (202) 551-3619.

                                                          Sincerely,

                                                          /s/ Daniel F.
Duchovny
                                                          Daniel F. Duchovny
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions